Exhibit 1

HACKENSACK, NJ,  August 24, 2009 – First Real Estate Investment Trust (“FREIT”) announced its operating results for the nine and three-month periods ended July 31, 2009. The results of operations for the nine and three months are not necessarily indicative of future operating results.

RESULTS OF OPERATIONS
Real Estate revenue for the nine months ended July 31, 2009 (“Current Nine Months”) increased 1.2% to $31,803,000 compared to $31,435,000 for the nine months ended July 31, 2008 (“Prior Nine Months”). Real Estate revenue for the three months ended July 31, 2009 (“Current Quarter”) decreased 2.3% to $10,484,000 compared to $10,728,000 for the three months ended July 31, 2008 (“Prior Year’s Quarter”).

Net income for the Current Nine Months decreased 8.3% to $4,180,000 ($0.60 per share diluted) compared to $4,559,000 ($0.66 per share diluted) for the Prior Nine Months. Net income for the Current Quarter decreased 18% to  $1,574,000 ($0.23 per share diluted) compared to $1,919,000 ($0.28 per share diluted) for the Prior Year’s Quarter. Refer to the schedule below for a detailed analysis of the major changes that impacted revenue and net income for the nine and three months ended July 31, 2009 and 2008:

	Nine Months Ended July 31,			Three Months Ended July 31,
	2009	2008	Change	2009	2008	Change
	(in thousands, except per share)			(in thousands, except per share)
Real estate revenues:
Commercial properties	$17,366	$17,100	$266	$5,789	$5,920	$(131)
Residential properties	14,437	14,335	102	4,695	4,808	(113)
Total real estate revenues	31,803	31,435	368	10,484	10,728	(244)

Operating expenses:
Real estate operations	13,193	12,620	573	4,206	3,938	268
General and administrative	1,329	1,145	184	449	335	114
Depreciation	4,407	4,086	321	1,470	1,411	59
Total operating expenses	18,929	17,851	1,078	6,125	5,684	441

Operating income	12,874	13,584	(710)	4,359	5,044	(685)

Investment income	170	437	(267)	40	124	(84)

Financing costs	(8,051)	(8,694)	643	(2,670)	(2,876)	206
Minority interest in earnings of subsidiaries	(813)	(768)	(45)	(155)	(373)	218

Net income	$4,180	$4,559	$(379)	$1,574	$1,919	$(345)

Earnings per share:
Basic	$0.60	$0.67	$(0.07)	$0.23	$0.28	$(0.05)
Diluted	$0.60	$0.66	$(0.06)	$0.23	$0.28	$(0.05)

Weighted average shares outstanding:
Basic	6,944	6,802		6,942	6,844
Diluted	6,944	6,897		6,942	6,941

The consolidated results of operations for the Current Nine Months and Current Quarter are not necessarily indicative of the results to be expected for the full year.

First Real Estate Investment Trust of New Jersey
505 Main Street ● P.O. Box 667 ● Hackensack, New Jersey 07602 ● (201) 488-6400

SEGMENT INFORMATION
The following table sets forth comparative net operating income ("NOI") data for FREIT’s real estate segments and reconciles the NOI to consolidated net income for the Current Nine Months and Current Quarter, as compared to the prior year’s comparable periods:

	Commercial				Residential				Combined
	Nine Months Ended				Nine Months Ended				Nine Months Ended
	July 31,		Increase (Decrease)		July 31,		Increase (Decrease)		July 31,
	2009	2008	$	%	2009	2008	$	%	2009	2008
	($ in thousands)				($ in thousands)				($ in thousands)
Rental income	$13,108	$12,806	$302	2.4%	$14,197	$14,175	$22	0.2%	$27,305	$26,981
Reimbursements	3,969	3,932	37	0.9%	-	-	-		3,969	3,932
Other	153	150	3	2.0%	240	160	80	50.0%	393	310
Total revenue	17,230	16,888	342	2.0%	14,437	14,335	102	0.7%	31,667	31,223

Operating expenses	6,815	6,440	375	5.8%	6,378	6,180	198	3.2%	13,193	12,620
Net operating income	$10,415	$10,448	$(33)	-0.3%	$8,059	$8,155	$(96)	-1.2%	18,474	18,603
Average
Occupancy %	89.2%	89.9%		-0.7%	93.0%	94.9%		-1.9%

				Reconciliation to consolidated net income:
				Deferred rents - straight lining					163	140
				Amortization of acquired leases					(27)	72
				Investment income					170	437
				General and administrative expenses					(1,329)	(1,145)
				Depreciation					(4,407)	(4,086)
				Financing costs					(8,051)	(8,694)
				Minority interest					(813)	(768)
					Net income				$4,180	$4,559

	Commercial				Residential				Combined
	Three Months Ended				Three Months Ended				Three Months Ended
	July 31,		Increase (Decrease)		July 31,		Increase (Decrease)		July 31,
	2009	2008	$	%	2009	2008	$	%	2009	2008
	($ in thousands)				($ in thousands)				($ in thousands)
Rental income	$4,363	$4,320	$43	1.0%	$4,637	$4,737	$(100)	-2.1%	$9,000	$9,057
Reimbursements	1,327	1,475	(148)	-10.0%	-	-	-		1,327	1,475
Other	49	53	(4)	-7.5%	58	71	(13)	-18.3%	107	124
Total revenue	5,739	5,848	(109)	-1.9%	4,695	4,808	(113)	-2.4%	10,434	10,656

Operating expenses	2,094	2,027	67	3.3%	2,112	1,911	201	10.5%	4,206	3,938
Net operating income	$3,645	$3,821	$(176)	-4.6%	$2,583	$2,897	$(314)	-10.8%	6,228	6,718
Average
Occupancy %	89.8%	89.8%		0.0%	91.8%	94.2%		-2.4%

				Reconciliation to consolidated net income:
				Deferred rents - straight lining					59	48
				Amortization of acquired leases					(9)	24
				Investment income					40	124
				General and administrative expenses					(449)	(335)
				Depreciation					(1,470)	(1,411)
				Financing costs					(2,670)	(2,876)
				Minority interest					(155)	(373)
					Net income				$1,574	$1,919

NOI is based on operating revenue and expenses directly associated with the operations of the real estate properties, but excludes deferred rents (straight lining), lease amortization, depreciation, financing costs and other non-operating activity. FREIT assesses and measures segment operating results based on NOI. NOI is not a measure of operating results or cash flows as measured by generally accepted accounting principles, and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to cash flows as a measure of liquidity.

Both our commercial and residential business segments continue to be profitable. However, the recession’s impact on FREIT’s Current Quarter is evidenced by a decrease in revenue, which combined with an increase in expenses, resulted in a decline in NOI from the Prior Nine Months and Prior Year’s Quarter. The impact of the recession on FREIT’s commercial and residential segments is further discussed below.

COMMERCIAL SEGMENT
Total revenue and NOI for FREIT’s commercial segment decreased 1.9% and 4.6%, respectively, for the Current Quarter, as compared to last year’s comparable quarter. Lower reimbursable expenses resulting from prior year CAM adjustments and an increase in the allowance for doubtful accounts at FREIT’s Grande Rotunda subsidiary contributed significantly to the decline in total revenue and NOI for the commercial segment.

Consumer spending continues to be negatively impacted by the recession. This has resulted in low sales volume and lower profitability to many retail merchants, including those who are our tenants. As a result, some tenants have closed their business; some have been put on relaxed payment plans, and some are seeking reduced rents or other rent concessions. Delinquencies have risen, causing us to increase our allowance for doubtful accounts. To date our tenant fall-out has been minor as average occupancy for the Current Nine Months was at 89.2%, a decrease of 0.7% from last year’s comparable period, and was flat for the Current Quarter as compared to the Prior Year’s Quarter. However, we may experience additional fall-out of some smaller tenants, and if the recession is prolonged, some larger tenants.  We expect re-leasing of vacated space to take longer and, generally at lower rents that reflect current economic conditions. We expect our revenues at our commercial properties to be lower during fiscal 2009 than during fiscal 2008.

RESIDENTIAL SEGMENT
The financial performance of FREIT’s residential segment was clearly impacted by the recession for the Current Quarter. Total revenue and NOI for the Current Quarter decreased 2.4% and 10.8%, respectively as compared to last year’s comparable period. The decrease in revenue and NOI for the quarter was primarily attributable to a drop in average occupancy, a decrease in base rental income at certain residential properties, and an overall increase in expenses.

While average occupancy at our residential properties for the Current Nine Months is at 93.0%, the effects of the economic recession are being felt. Year-to-date, occupancy has fallen 1.9% compared to the Prior Nine Months, and has declined 2.4% during the Current Quarter compared to the Prior Year’s Quarter. These declines are attributable to the higher than normal unemployment in our areas of operation. Additionally, we are experiencing rent reductions, a higher number of move-outs, and higher than usual incidences of delinquencies of rental payments. As with our commercial segment, we have increased our allowance for doubtful accounts. We expect these trends to continue through fiscal 2009 and result in residential revenues that are lower than during fiscal 2008.

FUNDS FROM OPERATIONS (“FFO”):
Many consider FFO as the standard measurement of a REIT’s performance. We compute FFO as follows:

	Nine Months Ended		Three Months Ended
	July 31,		July 31,
	2009	2008	2009	2008
	($ in thousands)		($ in thousands)

Net income	$4,180	$4,559	$1,574	$1,919
Depreciation	4,407	4,086	1,470	1,411
Amortization of deferred mortgage costs	174	222	57	81
Deferred rents (Straight lining)	(163)	(140)	(59)	(48)
Amortization of acquired leases	27	(72)	9	(24)
Capital Improvements - Apartments	(143)	(346)	(36)	(88)
Minority interests:
Equity in earnings of affiliates	813	768	155	373
Distributions to minority interests	(820)	(707)	(257)	(112)

FFO	$8,475	$8,370	$2,913	$3,512

Per Share - Basic	$1.22	$1.23	$0.42	$0.51
Per Share - Diluted	$1.22	$1.21	$0.42	$0.51

Weighted Average Shares Outstanding:
Basic	6,944	6,802	6,942	6,844
Diluted	6,944	6,897	6,942	6,941

FFO does not represent cash generated from operating activities in accordance with accounting principles generally accepted in the United States of America, and therefore should not be considered a substitute for net income as a measure of results of operations or for cash flow from operations as a measure of liquidity. Additionally, the application and calculation of FFO by certain other REITs may vary materially from that of FREIT’s, and therefore FREIT’s FFO and the FFO of other REITs may not be directly comparable.

REFINANCINGS
On August 6, 2009, FREIT refinanced the mortgage loans secured by its Berdan Court apartment property in Wayne, NJ, with a new mortgage for approximately $20 million. The refinanced mortgages had outstanding principal balances that aggregated approximately $12.3 million at a weighted average interest rate of 6.7%, and were due January 1, 2010. The new mortgage bears interest at 6.09%, and is due September 1, 2019.

DIVIDENDS
The third quarter dividend of $0.30 per share is payable on September 11, 2009 to shareholders of record on September 1, 2009.

The statements in this report that relate to future earnings or performance are forward-looking. Actual results might differ materially and be adversely affected by such factors as longer than anticipated lease-up periods or the inability of tenants to pay increased rents. Additional information about these factors is contained in the Trust’s filings with the SEC including the Trust’s most recent filed report on Form 10-K and Form 10-Q.

First Real Estate Investment Trust is a publicly traded (over-the-counter – symbol FREVS) REIT organized in 1961. It has approximately $247 million (historical cost basis) of assets. Its portfolio of residential and commercial properties extends from Eastern L.I. to Maryland, with the largest concentration in Northern New Jersey.

For additional information contact Shareholder Relations at (201) 488-6400
Visit us on the web:  www.freitnj.com

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